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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/01/12: UMC has filed a patent infringement lawsuit against Micron Semiconductor (Xi'an) and Micron (Shanghai) Trading Co. in Fuzhou, P.R.C.

Exhibit 99.1

UMC has filed a patent infringement lawsuit against Micron Semiconductor (Xi'an) and Micron (Shanghai) Trading Co. in Fuzhou, P.R.C.

1. Date of occurrence of the event: 2018/01/12

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

Crucial DDR4 2400 8G for notebook PC, Crucial MX300 2.5-inch SSD 525GB Solid State Drive and the graphics memory chip used in the Rainbow iGame 1080 Fire X-8GD5X memory card manufactured and sold by Micron Inc. allegedly infringes upon the Company's mainland China patent. In order to defend its rights and interests, the Company filed complaints with Fuzhou Intermediate People's Court for each infringing products respectively this morning, against Micron (Xi'an) Co., Ltd., Micron (Shanghai) Trading Co., Ltd., Xiamen City Siming Qu Computer Business Division, and Xiamen Aetna Electronic Technology Co., Ltd. There are a total of three lawsuits that request the court to order the defendants to stop manufacturing, processing, importing, selling and intending to sell the allegedly infringing products, destroy all inventory and related molds and tools and demand that Micron compensate the company for each of the three lawsuits at RMB 90 million each, for a total amount of RMB 270 million.

6. Countermeasures:

The Company has appointed a lawyer to represent the Company so as to defend the interests of the Company and its shareholders.

7. Any other matters that need to be specified:

(1) The Company has devoted a great deal of resources and manpower to research and develop semiconductor manufacturing technology. Its achievements can be applied to logic chips or memory chips (DRAM). Over the years, it has applied for patents in various countries and continues to monitor its patents as market conditions evolve.

(2) On the basis of its own technology, the Company’s R&D team continues to develop and actively refine various R&D solutions and has won high praise from its customers. The Company also bases its position on fair competition and friendly cooperation with other companies to jointly research and develop or license technologies.

(3) Micron is an internationally renowned company in the United States. In the recent year, Micron has made frequent moves against the Company. It has obviously rendered its dispute with its departing employees as an infringement among enterprises and sought litigation against the Company in the United States. After in-depth review by the Company, it was found that Micron's products sold in mainland China did infringe upon the patent rights of the Company, and thus patent infringement litigation is pursued in mainland China in order to obtain fair judgment.